# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rezolve AI plc, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0002035140
Persons authorized to receive notices and communications: Penny Minna, 650 S. Exeter Street #1100, Baltimore, Maryland (MD), 21202, 410-580-3000

## Reporting persons
- Daniel Wagner (CIK 0002035140): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 4,698,505; shared voting power 42,523,621; sole dispositive power 4,698,505; shared dispositive power 42,523,621; aggregate amount beneficially owned 47,222,126 (14.66% of the class)
  Comment: (1) Includes (i) 4,698,505 shares held directly by Daniel Wagner and (ii) 42,523,621 shares held directly by DBLP Sea Cow Limited ("DBLP"). Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by the Estate of John Wagner. Daniel Wagner serves as a director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 322,174,536 Ordinary Shares outstanding as of September 30, 2025, as disclosed in the Issuer's Form F-3 filed September 30, 2025
- Estate of John Wagner: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 819,958; shared voting power 42,523,621; sole dispositive power 819,958; shared dispositive power 42,523,621; aggregate amount beneficially owned 43,343,579 (13.45% of the class)
  Comment: (1) The securities beneficially owned by the Estate of John Wagner were acquired as a result of the death of John Wagner. The securities were acquired by the Estate of John Wagner by operation of law upon John Wagner's death. Therefore, the source of funds is inapplicable.
  
  (2) Includes 819,958 Ordinary Shares, consiting of (a) 815,989 Ordinary Shares and (b) 3,969 Ordinary Shares underlying the private warrants held by the Estate of John Wagner and (ii) 42,523,621 shares directly held by DBLP. Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by the Estate of John Wagner. Daniel Wagner serves as a director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (3) All percentage calculations herein are based on 322,174,536 Ordinary Shares outstanding as of September 30, 2025, as disclosed in the Issuer's Form F-3 filed September 30, 2025.
  
  (4) The Reporting Person is an estate to which the securities reported herein passed upon the death of John Wagner.
- DBLP Sea Cow Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 42,523,621; sole dispositive power 0; shared dispositive power 42,523,621; aggregate amount beneficially owned 42,523,621 (13.2% of the class)
  Comment: (1) Excludes 3,592,193 shares directly held by DBLP that are subject to a call option currently exercisable by Brad Wickens, in which DBLP has no voting or investment power over such shares. Legal title to the shares of DBLP are held solely by Daniel Wagner and beneficially held by the Estate of John Wagner. Daniel Wagner serves as a director of DBLP and, therefore, may be deemed to share voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 322,174,536 Ordinary Shares outstanding as of September 30, 2025, as disclosed in the Issuer's Form F-3 filed September 30, 2025

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Rezolve AI plc
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Comment:
This Amendment No. 2 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission ("SEC") on August 15, 2024 ( as amended, the "Original Schedule 13D" and, together with the Amendment, the "Schedule 13D"), relating to the ordinary shares, par value 0.0001 per share (the "Ordinary Shares"), of Rezolve AI plc, a public limited company registered under the laws of England and Wales with the registration number 14573691 (the "Issuer"), whose principal executive offices are located at 21 Sackville Street, London, WIS 3DN, United Kingdom. Except as specifically provided herein, this Amendment does not modify any of the information previously provided in the Original Schedule 13D. All disclosures in respect of items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment is being filed to report the sale of 10,600,000 Ordinary Shares by DPLP in an open market, broker assisted transaction for a price of $5.40 per share.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed jointly by (i) Daniel Wagner; (ii) the Estate of John Wagner; and (iii) DBLP (each individually, a "Reporting Person", and collectively, the "Reporting Persons").
Residence or business address: The business address of Daniel Wagner and DBLP is 21 Sackville Street, London, UNITED KINGDOM , WIS 3DN. The business address of the Estate of John Wagner is 53.316 Laddawan Village, Moo 1, Rangsit-Pathum Thani Road, Ban Klang Amphur Mueang, Patham Thani 12000, Thailand.
Present principal occupation or employment: Daniel Wagner is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The responses to Items 1, 2, 4, 5 and 6 of this Amendment are incorporated into this Item 3 by reference in their entirety.

On October 9, 2025, DBLP sold 10,600,000 Ordinary Shares in an open market, broker assisted transaction for a price of $5.40 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The responses set forth in Items 1, 2, 3, 5 and 6 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days except as disclosed in this Amendment 2, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The information in Items 1 and 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated as of October 2, 2024, by and among the Reporting Persons (Filed herewith).

## Signatures
- Daniel Wagner: /s/ Daniel Wagner, Daniel Wagner (10/10/2025)
- Estate of John Wagner: /s/ Daniel Wagner, Daniel Wagner, Executor (10/10/2025)
- DBLP Sea Cow Limited: /s/ Daniel Wagner, Daniel Wagner, Director (10/10/2025)